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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Petrobrás Distribuidora S.A. — BR

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Petróleo Brasileiro S.A. — PETROBRAS

(Name of Person(s) Furnishing Form)

American Depositary Shares representing preferred shares, without par value, of Petrobrás Distribuidora S.A. —BR

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Theodore Helms
Petróleo Brasileiro S.A. — PETROBRAS
1330 Avenue of the Americas, 16th Floor
New York, New York 10019-5422
(212) 829-1517

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on
Behalf of Subject Company)

December 30, 2002

(Date Tender Offer/Rights Offering Commenced)

This amendment is being filed to include the additional exhibits referred to in the exhibit listing below.

Exhibit Number	Description

*1.	English translation of Press Release.

*2.	English translation of Information Memorandum.

*3.	English translation of Appraisal Report for Petróleo Brasileiro S.A. — PETROBRAS.

*4.	English translation of Appraisal Report for Petrobrás Distribuidora S.A. — BR.

5.	English translation of Notice of Exchange of Petrobrás Distribuidora Shares for Petrobrás Shares.

6.	Message to the Market.

*	Previously filed.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/    JOÃO PINHEIRO NOGUEIRA BATISTA

(Signature)

João Pinheiro Nogueira Batista, Chief Financial Officer

(Name and Title)

January 23, 2003

(Date)